July 13, 2009

VIA EDGAR TRANSMISSION AND FACSIMILE

(703) 813-6981

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention:	Mark P. Shuman, Branch Chief - Legal Evan S. Jacobson

Re:	Mentor Graphics Corporation Amendment No. 2 to Registration Statement on Form S-4 File No. 333-159631

Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Mentor Graphics Corporation (the “Company”), respectfully requests that the effective date of Amendment No. 2 to its Registration Statement on Form S-4 referred to above be accelerated so that it will become effective at 4:00 p.m. Eastern Standard Time, on Wednesday July 15, 2009 or as soon as practicable thereafter. The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise our counsel at Latham & Watkins LLP, Christopher L. Kaufman or Jamie K. Leigh, by telephone at (650) 463-2606 and (650) 463-4663, respectively, or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

MENTOR GRAPHICS CORPORATION

By:	/s/ Dean M. Freed
Dean M. Freed Vice President and General Counsel

cc:	Stanton D. Wong, Pillsbury Winthrop Shaw Pittman LLP

Christopher L. Kaufman, Latham & Watkins LLP

Jamie K. Leigh, Latham & Watkins LLP